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For Immediate Release

Sun Pharmaceutical Files HSR Application for Taro Tender Offer

Mumbai, India: August 28, 2009:  Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today announced that on August 27, 2009, Sun filed a new application with the U.S. Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice to restart the Hart-Scott-Rodino (HSR) Act waiting period in connection with the Tender Offer by Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), a subsidiary of Sun, for all outstanding Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro).

The Offer is currently subject to a continuing order issued by the Supreme Court of Israel temporarily prohibiting the closing of the Offer until the Supreme Court issues a decision on the appeal of the litigation commenced against Alkaloida and its affiliates by Taro and certain of its directors regarding the applicability of the special tender offer (STO) rules under the Israeli Companies Law to the Offer.  The Tel-Aviv District Court had previously ruled in favor of Sun that a special tender offer was not required.  The Offer is scheduled to expire on the fifth business day following the date Alkaloida announces a ruling on the appeal of the STO litigation or if, prior to such ruling, the temporary order is otherwise lifted.  If, as of such expiration date, the conditions to the Offer have not been satisfied or, to the extent permitted by applicable law, waived by Alkaloida, Alkaloida reserves the right to further extend the Offer.  Alkaloida currently expects to extend the Offer if, as of the expiration date, the HSR condition to the Offer is not satisfied.

The Offer was commenced on June 30, 2008 in order to comply with the terms of the Option Agreement between Alkaloida and the controlling shareholders of Taro.  Alkaloida exercised its options to acquire shares of Taro from the controlling shareholders on June 25, 2008.  The Option Agreement required Alkaloida, promptly after exercising the options, to commence a tender offer at USD 7.75 per Ordinary Share of Taro held by other shareholders.  As of 5:00 p.m., New York City time, on August 27, 2009, 32,252 Ordinary Shares had been tendered and not withdrawn from the Offer.

The complete terms and conditions of the Tender Offer are set out in the Offer to Purchase, as amended, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nicki Kahner		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

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